September 19, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 4546

Washington, D.C. 20549-454

Attention: Mr. Mark P. Shuman, Branch Chief, Legal

Re:	The Joint Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on August 21, 2014 CIK No. 0001612630

Ladies and Gentlemen:

On behalf of The Joint Corp. (the “Joint” or the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission as set forth in Mr. Shuman’s letter dated September 11, 2014 (the “Comment Letter”) to John B. Richards, the Company’s Chief Executive Officer, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted by the Company on a confidential basis pursuant to the Jumpstart Our Business Startups Act on August 21, 2014. In conjunction with this letter, the Company is making its initial public filing of its registration statement (the “Registration Statement” or “Initial Public Filing”). All page numbers below refer to the Company’s Registration Statement.

For the Staff’s convenience, we have reproduced the Staff’s comments below in italic face type before each of our responses and have keyed the Company’s responses to the numbering of the comments and headings used in the Comment Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in the Initial Public Filing.

As a preliminary matter, and as discussed in your prior comment No. 16, we wish to call to your attention that the Company has implemented the stock dividend as described in the Registration Statement on the basis of 0.78 shares for each share of common stock, effective September 17, 2014. Accordingly, the Company has retroactively restated all relevant share amounts in a manner that makes the share amounts throughout the filing readily comparable.

General

1.	In the presentation to potential investors that you submitted supplementally in response to prior comment 2, you include EBITDA and return on investment figures. Please tell us how you calculated these figures, including the key assumptions or methodologies used, as well as whether the proceeds from this offering were considered.

United States Securities and Exchange Commission Division of Corporate Finance September 19, 2014 Page 2

Response: In the Company’s presentation to potential investors, it presented EBITDA and return on investment figures for company-owned clinics after two years of operation. The Company calculated EBITDA and return on investment for company-owned clinics using:

•	historic data for the revenues and costs of operating franchised clinics that possess the characteristics of clinics that the Company believes will be typical of company-owned clinics after two years of operation. These characteristics include suitable demographics, site selection and proximity to other clinics (enabling cooperative advertisement and marketing);

•	historic costs of operating a typical Joint franchised clinic, as adjusted to include the Company’s estimates of cost savings (for example franchise fees and royalties), its estimates of increased costs (for example allocations of corporate overhead) associated with operating a typical Joint clinic as a company-owned clinic, and the Company’s estimate of other adjustments to reflect the application of uniform financial and operating discipline; and

•	historic investment necessary to develop and capitalize a typical Joint clinic through two years of operation, as derived from experience and as set forth in the Company’s Franchise Disclosure Document.

The Company calculated EBITDA using adjusted historic revenue levels for selected clinics having the suitability characteristics described above, less adjusted historic operating costs, and it calculated return on investment based on its EBITDA calculation and historic and Company-recommended investment levels required to develop and capitalize a typical clinic as set forth in the Company’s Franchise Disclosure Document.

In order to more closely correlate the Company’s calculation of EBITDA and return on investment to information presented in the prospectus, the Company has added disclosure on page 52 to present data on the revenues of franchised Joint clinics open for 24 months that share the suitability factors the Company will employ in opening Company-owned clinics, as well as information on expected levels of operating expenses for Company-owned clinics. The Company did not consider the proceeds of this offering in calculating these figures.

Prospectus Summary

Our Company, page 2

2.	We note your response to prior comment 9 and your statement that a competitor has 442 units in operation. Though you limit your claims of leadership within the “non-insurance, cash-based model in the United States,” there does not appear to be any prohibition on accepting cash by franchises of chiropractic clinics that accept insurance. Furthermore, you state on page 5 that though your competitors may operate on an insurance reimbursement model, they typically accept cash payments as well. As such, it seems you should avoid claims that you are the largest franchisor of chiropractic clinics that operate on a non-insurance, cash-based model in the United States because such a narrowly drawn market definition does not seem to provide sufficient context about the significant size and stature of some of your competitors. Please revise accordingly.

United States Securities and Exchange Commission Division of Corporate Finance September 19, 2014 Page 3

Response: The Company has revised this statement on pages 2 and 42 as follows: “We are a rapidly-growing franchisor of chiropractic clinics that operates on a non-insurance, cash-based model.”

3.	You indicate that you have attracted an average of between 540 and 1,056 new patients per year to your clinics between 2010 and 2014. Based on the supplemental materials provided, the 1,056 figure is a projection. It appears you should revise to disclose that the 1,056 figure is a projection and not the actual average number of new patients. Disclose the material assumptions used for any projection and also disclose material uncertainties that could impact your achievement of the projected performance.

Response: The Company has revised this statement to eliminate the use of projections. The statement, on pages 2 and 49, now indicates an average of between 540 and 948 new patients per year between 2010 and 2013, which is based on the Company’s historical records.

Our Industry, page 4

4.	We have considered your response to prior comment 7 and the supplemental materials provided. We were unable to find support for the following statements in the materials provided. Please provide us with copies of the industry research reports and clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

In instances where you attribute a statistic or statement to a report, the statistic or statement must be directly from the source cited. If the company uses data published by an industry report to calculate a new statistic, it is inappropriate to attribute the new statistic to the industry report. In such instances, clarify that the market estimate is the company’s and explain the assumptions made by the company in reaching its conclusions. Please revise accordingly.

•	Page 4: “According to the Centers for Medicare and Medicaid Services, or CMS, expenditures for chiropractic services in the U.S. were $11.6 billion in 2013 and are expected to grow at approximately 3% annually for the next five years.”

Response: For simplicity and to avoid conflicting estimates, the Company elected to use a single source for the estimation of the chiropractic industry expenditures and expected growth. Therefore, we have revised the disclosure on pages 4 and 47 to change the $11.6 billion estimate of U.S chiropractic expenditures to $11.0 billion, and have retained the estimate of 3.0% growth over the next five years, citing First Research as the source for both figures. Under separate cover, we are sending to you a copy of the First Research report with the relevant statistics highlighted.

United States Securities and Exchange Commission Division of Corporate Finance September 19, 2014 Page 4

•	Page 5: “According to a report issued by First Research in March 2014, expenditures for chiropractic services in the United States were approximately $11.6 billion in 2013. . . .”

Response: As noted in the previous response, the Company has elected to use a single source for this statistic. Accordingly, the disclosures on pages 5 and 48 have been revised to cite First Research’s estimate of expenditures for chiropractic services in the U.S. of $11.0 billion for 2013.

•	Page 5: “In addition, according to Chiropractic Economics, private sources finance 65.4% of all chiropractic expenditures. .. . .”

Response: The Company deleted the use of this derivative statistic and modified the disclosures on pages 5 and 48 to cite the statistic directly from its source: “In addition, according to Chiropractic Economics, in 2013, 40.0% of all chiropractic expenditures were paid by insurance.” This statistic is found in the table on page 50 of the Chiropractic Economics article previously submitted to the Staff at tab 9 of the Company’s annotated bibliography.

•	Page 47: “In addition, according to a January 2014 IBISWorld report, approximately $4.7 billion of the total chiropractic market comes from out-of-pocket, or cash, payments by patients.”

Response: The Company deleted the use of this derivative statistic and modified the disclosure on page 47 to cite the statistic directly from its source: “In addition, according to Chiropractic Economics, in 2013, approximately 35.0% of total chiropractic expenditures were from out-of-pocket, or cash, payments by patients.” This statistic is found in the table on page 50 of the Chiropractic Economics article previously submitted to the Staff at tab 9 of the Company’s annotated bibliography.

Our Growth Strategy

Development of company-owned clinics, page 7

5.	With respect to your response to prior comment 14, please tell us, with a view toward revised disclosure, whether there are any plans currently in place to open company-owned clinics. If not, please briefly describe the lack of such plans in the prospectus, and add relevant risk factor disclosure.

United States Securities and Exchange Commission Division of Corporate Finance September 19. 2014 Page 5

Response: As the Company’s disclosure on page 52 states, the Company does intend to open company-owned clinics. The Company believes it can apply the experience it has gained as a franchisor in developing and implementing business systems and practices that aid its franchisees in successfully operating franchised clinics, to the operation of company-owned clinics. We have added disclosure to page 52 to clarify that the Company has taken no measurable steps (such as identifying sites, commencing lease negotiations or hiring operators) toward actually implementing its plan to open Company-owned clinics, and have added additional relevant risk factor disclosure on page 14.

Acquiring existing franchises, page 7

6.	In your response to prior comment 15 you indicate that the company has not engaged in any proactive program to identify existing clinics that it believes are available for purchase. However, in the prospectus, you state that you have begun the process of developing a pipeline of existing franchisees whose clinics may be available for purchase and that you intend to use a portion of the proceeds from this offering for such acquisitions. Please revise to correct this discrepancy, and clearly state whether there are any existing clinics the company has identified that are available for purchase.

Response: The Company’s disclosure on page 52 explains that it is approached from time to time by franchisees who want to sell their clinics. The Company maintains a record of these franchisees, and that record constitutes its pipeline of existing franchisees whose clinics may be available for purchase. We have added disclosure on page 52 to make this clearer.

Risk Factors, page 14

General

7.	Please review each risk factor heading and the disclosure that follows to ensure that each clearly conveys a separate, specific risk to investors regarding your company, industry or security. Many of your risk factors merely state a fact about your business without fully describing the risks associated with that fact. Investors should be able to read the risk factor headings and understand what the risk is and the result of the risk as it specifically applies to you. As a non-exclusive list, we note the following risk factor headings:

•	Franchise agreements may be terminated or not renewed;

•	Our franchisees may not meet timetables for opening their clinics; and

•	Our regional developers are independent operators.

Response: We have reviewed and revised several risk factors to ensure that each of them conveys a separate, specific risk.

United States Securities and Exchange Commission Division of Corporate Finance September 19, 2014 Page 6

“We depend on the success of our franchisees,” page 17

8.	You state that as of as of June 30, 2014, you had 92 franchisees operating 215 clinics. Elsewhere, you state that there were 104 franchisees operating 215 franchised clinics. Please revise to correct this inconsistency.

Response: We have corrected the inconsistency. The correct number of franchisees as of June 30, 2014 is 104.

Selected Financial Data, page 32

9.	We note that previously reported earnings per share amounts for the fiscal year ended December 31, 2013 have been restated. Please revise to label the per share amounts that have been restated.

Response: Due to the stock dividend being reflected throughout the Registration Statement and the financial statements, the original reference to restated has been removed and a footnote has been added to the financial statements indicating that all share amounts have been restated to reflect the stock dividend.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

General

10.	We note your response to prior comment 25 and your revised disclosure. Your revised disclosure identifies the measures, which you consider to be key performance indicators. However, you have not quantified the measures and/or the changes therein. Please revise accordingly.

Response: We have revised the Company’s disclosure to refine the list of key performance indicators and to quantify the changes in key performance indicators that had not been previously quantified. The revised list of key performance indicators is found on page 33. Quantified and compared levels of these key performance indicators are found on pages 35 and 36.

11.	We note your response to prior comment 26 and your revised disclosure. As previously requested, please revise to disclose here or elsewhere in the filing, the development timeline for clinics opened under regional development agreements to the extent the development timeline differs from initial franchise agreements. In this regard, your disclosure indicates that the development timeline for initial franchises is 9 to 12 months.

Response: We have revised disclosure on page 33 to clarify that the development timeline of 9 to 12 months from the date a franchise agreement is signed to the date the clinic will open is the same for clinics franchised directly with the Company and for clinics franchised through a regional developer agreement. However, the term “development timeline” may also be used to describe the time within which a regional developer is required, under its regional developer agreement, to obtain franchises and open the minimum number of clinics prescribed in the regional developer agreement. This timeline is negotiated with each regional developer and may differ between regional developers. Additionally, this timeline is not the same as the timeline to open a franchised clinic after the franchise agreement is signed. For the avoidance of misunderstanding, we have clarified the distinction.

United States Securities and Exchange Commission Division of Corporate Finance September 19, 2014 Page 7

Liquidity and Capital Resources

Cash Flows

Cash Flow for Fiscal Year 2013 Compared to Fiscal Year 2012, page 37

12.	We note your response to prior comment 28 and your revised disclosure. Your revised disclosure identifies factors contributing to changes in cash provided by operating activities without providing explanations for all of the changes. In this regard, we note your revised disclosure explaining the changes in deferred revenue and deferred costs; however, there were also significant changes in accounts receivable as well as deferred and prepaid income taxes.

Response: We have revised the disclosure on page 38 to include the requested information.

Critical Accounting Policies and Estimates, page 39

13.	We note your response to prior comment 29 and your disclosure of the accounting policies you deem critical to your results of operations and financial condition. As previously requested, please revise to also disclose the areas where estimates are applied to uncertain matters entailing a high level of subjectivity and judgment.

Response: We have revised the disclosure on page 39 to provide more detail as to the accounting policies which entail a high degree of subjectivity and judgment, in respect of which, estimates have been made.

14.	We note from your response to prior comment 30 and your revised disclosure in note 8 to the consolidated financial statements, the factors you consider in determining the fair value of your common stock. Please revise to disclose this information in this section.

Your revised disclosure should also include the specific methods used in your valuations and the nature of the material assumptions involved. For example, disclose whether you use the market approach, the income approach or a blend of these approaches, the nature of the material assumptions under the method(s) used, as well as any company-specific events that are taken into consideration.

United States Securities and Exchange Commission Division of Corporate Finance September 19, 2014 Page 8

Response: We have added to the disclosure on page 39 the factors we consider in determining the fair value of our common stock.

Business

Our Company

Franchises, page 45

15.	We have reviewed your response to prior comment 36 and the revised disclosure. Please further revise to describe briefly the “rigorous qualification criteria and training programs” discussed on page 45 and explain whether you employ qualification criteria in the selection of franchise operators. In this regard, we note that the form of franchise agreement filed as an exhibit to the registration statement does not set forth any minimum qualifications for franchise operators.

Response: We have further revised the disclosure on page 45 to modify the description of the Company’s qualification criteria and training programs and to more clearly explain the process of selecting franchise operators. In this regard, please note that many of the qualification criteria for franchisees are a matter of Company policy as opposed to being set forth in detail in the franchise agreement.

Franchise Agreements, page 46

16.	Please expand your discussion to summarize the material terms of the franchise agreement, other than the pricing and term provisions. Discuss, for example, the franchise operating standards, consequences of a franchise’s failure to comply with the terms of the franchise agreement, any requirements for you to provide products or services to the franchisee and post-termination obligations.

Response: We have expanded the discussion on page 46 to summarize the material terms of the Company’s franchise agreement as suggested in the Staff’s comment.

Our Competitive Strengths, page 48

17.	You advise in your response to prior comment 40 that the list of franchisees displayed on page 51 includes the best performing clinics. Please tell us, with a view toward revised disclosure, how these clinics’ annual sales compares to annual sales for your other franchises. Provide a balanced discussion of the range of annual sales for your franchises, including the average annual sales and annual sales at the lower cohort level.

Response: We have added to the information set forth on page 51, disclosure of the average annual sales for franchisees in the age and geographic classes set forth in the table. We have added balancing disclosure in respect of lower-performing franchisees.

United States Securities and Exchange Commission Division of Corporate Finance September 19, 2014 Page 9

Management

Director Independence, page 59

18.	With respect to your response to prior comment 45, please tell us what consideration you gave to the arrangement with Business Ventures Corp. and the fees paid to it, in addition to Craig P. Colmar’s representation of the company, in your determination that both Craig P. Colmar and Steven P. Colmar were independent directors.

Response: The arrangement with Business Venture Corp. provides for a payment of $6,000 per month and is terminable by either party at will and without penalty.  The fees paid to Craig Colmar's law firm have historically been, and are expected to remain, less than $200,000 per year.  The Company's Board of Directors determined that the payment arrangement with Business Venture Corp. and the level of fees paid to Craig Colmar's law firm meet NASDAQ’s objective tests for independence.

Additionally, the Company's Board of Directors has determined that none of the relationships that either Craig Colmar or Steven Colmar has with the Company (including the Business Venture Corp. arrangement and the Company's relationship with Craig Colmar's law firm) have historically interfered with Craig Colmar's or Steven Colmar's exercise of independent judgment in carrying out their respective responsibilities as a director, and are not reasonably likely to do so in the future.  The Board of Directors based its determination on its experience with Craig Colmar's and Steven Colmar's service on its board of directors since the Company's inception.

Certain Relationships and Related Person Transactions

Transactions Involving Certain Officers, Directors and Stockholders, page 66

19.	In response to prior comment 47 you filed a description of the agreement with Business Ventures Corp. Please revise your disclosure in this section to describe the type of services provided by Business Ventures Corp. Clarify how the decisions are made regarding the scope of activities that are considered management consulting services and whether services are “needed” or will be provided. Ensure that the written description of the management services agreement describes the material rights and obligations of the parties under the arrangement in a meaningful and tangible manner.

Response: We have revised the description of the oral arrangement with Business Ventures Corp. on page 66 to describe the type of services provided by Business Ventures Corp. as general management consulting, and to disclose that these services are provided as requested from time to time by the Company. In addition, we have expanded the written description of the arrangement with Business Ventures Corp. set forth on Exhibit 10.16.

United States Securities and Exchange Commission Division of Corporate Finance September 19, 2014 Page 10

Underwriting

Lock-Up Agreements, page 76

20.	In the revised disclosure provided in response to prior comment 50 you retain a statement that the representative may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. Please revise to specify the circumstances under which the representative may release lock-up agreements without prior notice. Also revise your discussion of the release of the lock-up agreements to avoid the verbatim repetition of contractual language. Your summary of the lock-up arrangements should be clear, concise and understandable. See Rule 421(b) of Regulation C under the Securities Act.

Response: We have revised the disclosure of the lock-up arrangement in response to this comment.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-4

21.	We note the pro forma information provided in the capitalization section, which gives effect to a planned stock dividend and the conversion of preferred stock into common stock in connection with the initial public offering. Please revise to include a pro forma balance sheet giving effect to the change in capitalization and the dividend distribution but not the offering proceeds. Footnote disclosures to this presentation should clarify the status of your convertible preferred stock and dividend distribution as a result of your initial public offering.

Response: The Company has completed the stock dividend and all share amounts in the Registration Statement and the financial statements have been updated to reflect the stock dividend. We have included a pro-forma balance sheet to reflect the pro-forma effect of the preferred stock conversion that will happen in conjunction with the closing of this offering.

United States Securities and Exchange Commission Division of Corporate Finance September 19, 2014 Page 11

Consolidated Statements of Operations, page F-5

22.	Please revise to present pro forma earnings (loss) per share for the latest year and subsequent interim period on the face of the statements of operations giving effect to the conversion of the preferred stock and the planned common stock dividend.

Response: We have revised the Consolidated Statements of Operations on page F-5 to give effect to the issuance of the stock dividend which occurred on September 17, 2014. We have provided pro-forma earnings (loss) per share to reflect the impact of the preferred stock conversion that will happen in conjunction with the closing of this offering.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

23.	We note your response to prior comment 53 and your revised disclosure. As previously requested, please tell us whether your franchise agreements contain options to purchase clinics from the franchisee. To the extent such options are included in your franchise agreements, tell us what consideration is given to the likelihood that you will purchase clinics and any impact this may have on your accounting. Refer to ASC 952-605-25-9.

Response: The Company’s franchise agreements do not contain options to purchase clinics from the franchisee. However, some of the Company’s regional developer agreements do contain repurchase options pertaining to the regional developer territory, not to the clinics developed in that territory. The Company has no current plan to repurchase any regional developer territory, and therefore has considered it unlikely that any such repurchase option will be exercised. We have revised the disclosure on page F-11 accordingly.

Regional Developer Fees, page F-11

24.	We note your response to prior comment 54 and your revised disclosure. In your response, you indicate that regional developer fees are allocated based on the number of units to be opened per the regional developer agreement. As previously requested, please describe your process for estimating the number of clinics expected to be opened within a region. Also, tell us how the number of clinics opened has compared historically to the contractual minimum number specified in the agreements.

Response: The Company has revised its disclosure on page F-11to state that estimates for the number of clinics expected to be opened per regional developers is derived by using mapping software and Psychographic/Demographic data. While actual performance may differ from these estimates at the level of individual regional developers, in aggregate, actual performance has historically mirrored the regional developers’ contractual performance obligations, and therefore the Company’s estimates used are not materially different from its actual performance or from the contractual timetables outlined in each regional developer agreement.

United States Securities and Exchange Commission Division of Corporate Finance September 19, 2014 Page 12

Note 5. Income Taxes, page F-16

25.	We note your response to prior comment 58 where you indicate that the unrecognized tax expense included in your income tax provision relates to state income taxes that have not yet been definitively determined. Please clarify whether this expense has actually been recognized, and if so, revise the description of this line item accordingly. Also, revise to classify this expense within current and deferred state income tax provision, as appropriate, in the schedule on page F-16.

Response: The estimated expense related to the state income taxes that have not yet been definitively determined has been recognized. Note 5 – Income Taxes, on page F-16 has been updated.

Part II – Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

26.	You have not yet filed the certificate of designations, preferences and rights of your Series A Preferred Stock in response to prior comment 62. Please file the certificate with the next amendment.

Response: All of the holders of the Series A Preferred Stock have provided notice to the Company of their intention to convert their preferred stock to common stock of the Company effective upon the completion of the offering. In connection with the conversion of its preferred stock, the Company will cancel the certificate of designations for its Series A Preferred Stock, effective upon the completion of this offering.

Exhibit 10.1

27.	We note your response to prior comment 63. Please revise the schedule to include the date of the indemnification arrangement for each signatory and re-file, as a single exhibit, the underlying agreement and the schedule of the omitted details.

Response: We have revised the schedule to include the date of the indemnification agreements and will re-file the schedule and the underlying agreement as a single exhibit.

United States Securities and Exchange Commission Division of Corporate Finance September 19, 2014 Page 13

Exhibits 99.1 and 99.2

28.	You filed consents from William R. Fields and Ronald V. DaVella in response to prior comment 62. In the response letter, please provide your analysis as to why you believe it is appropriate to limit the scope of consents to the inclusion of such other information regarding the director-nominees as is required to be included in the registration statement under the Securities Act. In this regard, you have included information about the director-nominees that is not specifically required under the Securities Act. Also, in your response, explain whether the limitation on the scope of the nominee consents is consistent with the statutory intent of Section 11 of the Securities Act and Rule 438.

Response: We have obtained revised consents from William R. Fields and Ronald V. DaVella in which the scope limiting language has been deleted. These consents will be filed as revised exhibits 99.1 and 99.2.

If we can facilitate the Staff’s further review of this Registration Statement, or if the Staff has any questions about any of the information set forth herein, please call the undersigned or my partner, Michael Bonn or e-mail us. Our telephone number is (312) 922-1980 and our e-mail addresses are: cpcolmar@jocolaw.com and mbonn@jocolaw.com.

Sincerely,

Craig P. Colmar

cc: Mr. John B. Richards